THE ALGER ETF TRUST

100 Pearl Street, 27th Floor

New York, New York 10004

March 27, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eileen Smiley

Re:	Alger Concentrated Equity ETF and Alger AI Enablers and Adopters ETF,

each, a series of The Alger ETF Trust

(File Nos.: 333-248085, 23603)

Dear Ms. Smiley:

On behalf of Alger Concentrated Equity ETF (the “CE Fund”) and Alger AI Enablers & Adopters ETF (formerly the Alger Artificial Intelligence ETF) (the “AI Fund” and together with the CE Fund, the “Funds” and each, a “Fund”), each a series of The Alger ETF Trust (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on February 8, 2024, March 12, 2024, March 20, 2024, March 21, 2024, March 25, 2024 and March 26, 2024, regarding Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on December 26, 2023 (the “Registration Statement”) in order to launch the Funds.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about March 28, 2024, in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General Comments

Comment No. 1:	The Staff notes that the comments apply to similar disclosures throughout the Registration Statement, as applicable.

Response No. 1:	The Registrant acknowledges this statement and has responded accordingly.

Comment No. 2:	Please confirm that the Amendment will be complete (i.e., all bracketed/blank information will be completed).

Response No. 2:	The Registrant confirms that the Amendment is complete.

March 27, 2024

CE Fund—Prospectus Summary—Fund Fees and Expenses

Comment No. 3:	Please confirm supplementally to the Staff that the fee waiver disclosed in the footnote to the Fund Fees and Expenses table will remain in effect for one year from the effective date of the prospectus.

Response No. 3:	The Registrant confirms that the fee waiver disclosed in the footnote to the Fund Fees and Expenses table will remain in effect for one year from the effective date of the prospectus, in accordance with instruction 3(e) to Item 3 of Form N-1A.

CE Fund—Prospectus Summary—Principal Investment Strategy

Comment No. 4:	The first paragraph of the Fund’s principal investment strategy discusses the Manager’s growth philosophy but is not tied to the second paragraph of the Fund’s principal investment strategy and uses different terminology. Please either remove the discussion of the Manager’s growth philosophy from the Fund’s Item 4 disclosure, since it is also discussed in the Fund’s Item 9 disclosure, or revise the disclosure to align it with the Fund’s investment strategy.

Response No. 4:	The Registrant removed the paragraph from the Fund’s Item 4 disclosure in the Amendment.

Comment No. 5:	The Staff notes that the Fund’s name represents a focus in “equity” securities and that the Fund must therefore comply with the requirements Rule 35d-1 under the 1940 Act (the “Names Rule”). Please revise the Fund’s principal investment strategy to incorporate an 80% policy in accordance with the Names Rule.

Response No. 5:	In the Amendment, the Registrant revised the Fund’s principal investment strategy to invest, under normal circumstances, at least 80% of the Fund’s net assets, plus any borrowings for investment purposes, in equity securities of large-cap companies that the Manager believes demonstrate promising growth potential.

Comment No. 6:	The Fund defines equity securities to include securities convertible into or exchangeable for equity securities. Please explain supplementally to the Staff whether such convertible securities will count towards the Fund’s 80% policy.

Response No. 6:	The Fund does not intend for convertible securities to be part of its principal investment strategies. Therefore, the Registrant has revised the definition of equity securities in the Amendment to remove references to convertible securities.

Comment No. 7:	The SAI states that the Fund can invest up to 20% of its net assets in foreign securities, but foreign securities are not included in the Fund’s Item 4 or Item 9 disclosure. Please reconcile the disclosure regarding foreign investments between the SAI and the Fund’s Item 4 and Item 9 disclosure. The Staff notes that reserving the right to invest up to 20% of its net assets in foreign securities in the SAI does not permit the Fund to change its principal investment strategy regarding investments in foreign securities without first filing an amendment to the Fund’s registration statement.

March 27, 2024

Response No. 7:	While the Fund is permitted to invest up to 20% of its net assets in foreign securities, in accordance with its definition of equity securities, the Fund does not intend for such investments to be part of its principal investment strategies. Therefore, the Registrant believes disclosure regarding foreign securities is more appropriate in the Fund’s SAI and would be confusing to shareholders if it was included in the Fund’s Item 4 and Item 9 disclosure. The Registrant acknowledges the Staff’s position regarding the necessity of filing an amendment to the registration statement in the event that the Fund intends for foreign securities to become a part of its principal investment strategies.

Comment No. 8:	The Fund’s principal investment strategy includes a paragraph regarding the Fund’s industry concentration policy and separately includes a paragraph regarding investing a significant portion of its assets in particular sectors. Please clarify the difference between sectors and industries and include disclosure regarding this difference.

Response No. 8:	The Fund currently relies on the Global Industry Classification Standards (“GICS”) for categorizing companies into sectors and industries; sectors are a broader category than industries under GICS. Because the Fund’s concentration policy relates only to investments in a particular group of related industries, the Registrant believes it is appropriate to also include strategy and risk disclosure regarding investing significantly in particular sectors. The Registrant included disclosure in the Amendment explaining that sectors are a broader category than industries and that industries comprise sectors.

Comment No. 9:	The last paragraph of the Fund’s principal investment strategies states that the Fund invests in cash and cash equivalents. If the Fund intends to invest in certain cash equivalents, such as repurchase agreements, consider disclosing such cash equivalents and adding corresponding risk disclosure. If the Fund does not intend to invest in such cash equivalents, please supplementally explain this to the Staff.

Response No. 9:	The Registrant confirms for the Staff that the Fund does not intend to use cash equivalents such as repurchase agreements as part of its principal investment strategies. However, disclosure regarding such cash equivalents is included in the Fund’s SAI.

CE Fund—Prospectus Summary—Principal Risks

Comment No. 10:	The Fund’s principal risks include “Small Number of Holdings Risk” and “Non-Diversification Risk.” Because the risks are substantially similar, please consider grouping them together or removing one risk.

Response No. 10:	The Registrant removed “Small Number of Holdings Risk” from the Fund’s principal risks in the Amendment.

AI Fund—Prospectus Summary—Fund Fees and Expenses

Comment No. 11:	Please confirm supplementally to the Staff that the fee waiver disclosed in the footnote to the Fund Fees and Expenses table will remain in effect for one year from the effective date of the prospectus.

March 27, 2024

Response No. 11:	The Registrant confirms that the fee waiver disclosed in the footnote to the Fund Fees and Expenses table will remain in effect for one year from the effective date of the prospectus, in accordance with instruction 3(e) to Item 3 of Form N-1A.

AI Fund—Prospectus Summary—Principal Investment Strategy

Comment No. 12:	The first paragraph of the Fund’s principal investment strategy discusses the Manager’s growth philosophy but is not tied to the second paragraph of the Fund’s principal investment strategy and uses different terminology. Please either remove the discussion of the Manager’s growth philosophy from the Fund’s Item 4 disclosure, since it is also discussed in the Fund’s Item 9 disclosure, or revise the disclosure to align it with the Fund’s investment strategy.

Response No. 12:	The Registrant revised the disclosure to align with the Fund’s investment strategy in the Amendment.

Comment No. 13:	Please disclose how the Fund defines companies focusing on the development, adoption or utilization of AI technologies for purposes of its 80% policy. The current definition of such companies is materially misleading as currently drafted because it is too broad and does not sufficiently explain the economic nexus between the Fund’s name and “artificial intelligence.” Additionally, please clarify in the disclosure how the Fund plans to identify and select such companies, using this economic nexus. Will the identification and selection be based on an asset/revenue test? If not, please explain why to the Staff.

Response No. 13:	The Registrant revised the Fund’s principal investment strategy in the Amendment as per the below. The Fund’s definition of companies that benefit from AI is not based on quantitative measures, and therefore, the identification and selection of such companies will not be based on an asset/revenue test.

The Manager believes companies undergoing Positive Dynamic Change offer the best opportunities and demonstrate promising growth potential. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, rapidly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from new regulations, a new product innovation or new management.

Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies of any market capitalization that it believes will benefit from artificial intelligence (“AI”), demonstrate promising growth potential, and are companies where AI can play a material role in potentially driving stock price performance over the next twelve to thirty-six months. Equity securities include common or preferred stocks listed on U.S. or foreign exchanges.

In effecting the Fund’s investment strategy, the Manager initially employs its fundamental, proprietary investment research investment process to identify companies undergoing Positive Dynamic Change.

March 27, 2024

Next, the Manager determines whether it believes such companies benefit from AI by classifying them into two categories: AI Enablers and AI Adopters. AI Enablers include companies developing the building block components for and investing in AI infrastructure such as machinery, hardware, software and services. AI Adopters include companies that integrate AI into their businesses to enhance their products or services or make their operations more productive. These categories may be adjusted from time to time to incorporate future developments as the area of AI evolves.

Lastly, the Manager determines whether AI can play a material role in potentially driving stock performance over the next twelve to thirty-six months through its fundamental research process. The Manager makes this determination using mainly qualitative assessments to reach its conclusions due to the Manager’s view that publicly traded companies, even those focused upon AI, are not universally transparent in sharing their exposure to AI. Specifically, the Manager makes assessments based upon its knowledge of each company’s creation, distribution and/or consumption of AI products and services, and to the extent available, upon quantitative factors including but not limited to a company’s revenue derived from, and/or resources devoted to, AI. In assessing what material role AI may play in potentially driving stock performance over the next twelve to thirty-six months, the Manager considers from among the following criteria with respect to AI Enablers, estimates of a company’s future market share in AI-related infrastructure services, product and/or service quality, acceleration of revenue growth and rate of adoption relative to peers, and, with respect to AI Adopters, estimates of the degree of AI integration into a company’s operations, the resulting impact on reducing a company’s costs, the increase in efficiency of the company’s operations, the potential enhancement to a company’s net earnings and revenue growth, improvement of product or service offerings, and the extent to which a company may gain a potential competitive advantage from AI within its industry.

The Fund will invest at least 25% of its total assets in companies focused in the following group of related industries: software, technology hardware storage and peripherals, semiconductors and semiconductor equipment, information technology services, electronic equipment instruments and components, communications equipment, broadline retail and interactive media and services, as classified by third party sources. From time to time, the Fund may have 25% or more of its total assets invested in any one of these industries.

Comment No. 13(a):	Please supplementally explain to the Staff the basis for the Fund’s definition of AI and how the Fund considers the distinction between AI and existing technology services applications.

Response No. 13(a):	Please refer to the response to Comment No. 13 regarding the Fund’s definition of companies benefitting from AI. A company may use both AI and other existing technology services applications and be considered an AI Enabler or AI Adopter. Additionally, a company may use existing technology services to develop AI infrastructure and be classified as an AI Enabler or to integrate AI into its business and be classified as an AI Adopter. A company solely using or adopting enhanced technologies not related to or based on AI will not be classified as an AI Enabler or Adopter. Additionally, AI will not play a material role in potentially driving the stock performance of such a company over the next twelve to thirty-six months.

March 27, 2024

Comment No. 13(b):	The Staff believes that the Fund’s name should either contain modifiers that suggest the limited universe of AI companies in which the Fund will invest or should indicate the future-oriented focus of the Fund’s investments. Please revise the Fund’s name to address these concerns.

Response No. 13(b):	The Registrant has revised the Fund’s name to the “Alger AI Enablers & Adopters ETF.”

Comment No. 14:	The Fund’s principal investment strategy includes a paragraph regarding the Fund’s industry concentration policy and separately includes a paragraph regarding investing a significant portion of its assets in particular sectors. Please clarify the difference between sectors and industries and include disclosure regarding this difference.

Response No. 14:	The Fund currently relies on the Global Industry Classification Standards (“GICS”) for categorizing companies into sectors and industries; sectors are a broader category than industries under GICS. Because the Fund’s concentration policy relates only to investments in a particular group of related industries, the Registrant believes it is appropriate to also include strategy and risk disclosure regarding investing significantly in particular sectors. The Registrant included disclosure in the Amendment explaining that sectors are a broader category than industries and that industries comprise sectors.

Comment No. 14(a):	The disclosure regarding the Fund’s industry concentration policy states that “the Fund will invest at least 25% of its total assets in ‘AI companies’ focused in the following group of industries” but the Fund’s 80% policy is with respect to companies that focus on the development, adoption or utilization of AI technology. Please either define “AI companies” for purposes of the Fund’s industry concentration policy or reconcile the disclosure between the industry concentration policy and the 80% policy.

Response No. 14(a):	The Registrant revised the disclosure regarding the Fund’s industry concentration policy to remove the reference to “AI companies” in the Amendment.

Comment No. 14(b):	The disclosure regarding the Fund’s industry concentration policy states that the industries are classified by third party sources. Please add disclosure regarding the third party sources and how they make these classification determinations.

Response No. 14(b):	As noted in response to Comment No. 14, the Fund currently relies on GICS for categorizing companies into industries. The Registrant believes disclosing that the Fund relies on third party sources to categorize companies into industries provides sufficient detail to shareholders and respectfully declines to identify GICS in the Amendment.

Comment No. 15:	The last paragraph of the Fund’s principal investment strategies states that the Fund invests in cash and cash equivalents. If the Fund intends to invest in certain cash equivalents, such as repurchase agreements, consider disclosing such cash equivalents and adding corresponding risk disclosure. If the Fund does not intend to invest in such cash equivalents, please supplementally explain this to the Staff.

March 27, 2024

Response No. 15:	The Registrant confirms for the Staff that the Fund does not intend to use cash equivalents such as repurchase agreements as part of its principal investment strategies. However, disclosure regarding such cash equivalents is included in the Fund’s SAI.

AI Fund—Prospectus Summary—Principal Risks

Comment No. 16:	The “Artificial Intelligence Risk” does not cover all the types of AI companies in the Fund’s principal investment strategy, including those utilizing AI, and instead focuses only on companies developing AI. If the Fund’s definition of AI companies will include those utilizing AI, please consider adding disclosure about risks to those companies, including potential limits imposed by law on the use of AI in different industries.

Response No. 16:	The Registrant revised the Artificial Intelligence Risk in the Amendment as follows:

Companies involved in, or exposed to, AI-related businesses may have limited product lines, markets, financial resources or personnel. These companies face intense competition and potentially rapid product obsolescence, and many depend significantly on retaining and growing the consumer base of their respective products and services. Many of these companies are also reliant on the end-user demand of products and services in various industries that may in part utilize AI ~~artificial intelligence~~. Further, many companies involved in, or exposed to, AI ~~artificial intelligence~~-related businesses may be substantially exposed to the market and business risks of other industries or sectors, and the Fund may be adversely affected by negative developments impacting those companies, industries or sectors. In addition, these companies are heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. There can be no assurance that companies involved in AI ~~artificial intelligence~~ will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology.

Companies that utilize AI in their business operations, and the challenges with properly managing AI’s use could result in reputational harm, competitive harm, and legal liability, and/or an adverse effect on such companies’ business operations. If the content, analyses, or recommendations that AI applications assist companies in producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by such companies may produce inaccurate, misleading or incomplete responses that could lead to errors in decision-making or other business activities, which could have a negative impact on the performance of such companies. Such AI tools could also be used against companies in criminal or negligent ways.

March 27, 2024

~~Legal and regulatory changes, particularly related to information privacy and data protection, may have an impact on a company’s products or services.~~ AI technology could face increasing regulatory scrutiny in the future, which may limit the development of this technology and impede the growth of companies that develop and/or utilize this technology. Similarly, the collection of data from consumers and other sources could face increased scrutiny as regulators consider how the data is collected, stored, safeguarded and used. AI companies may face regulatory fines and penalties, including potential forced break-ups, that could hinder the ability of the companies to operate on an ongoing basis. Country, government, and/or region-specific regulations or restrictions could have an impact on AI and big data companies.

AI ~~Artificial intelligence~~ companies typically engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful. AI ~~Artificial intelligence~~ companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology.

Comment No. 17:	The Fund’s principal risks include “Small Number of Holdings Risk” and “Non-Diversification Risk.” Because the risks are substantially similar, please consider grouping them together or removing one risk.

Response No. 17:	The Registrant removed “Small Number of Holdings Risk” from the Fund’s principal risks in the Amendment.

Prospectus—Investment Objectives, Principal Investment Strategies and Related Risks

Comment No. 18:	In light of Comment No. 5, please revise the first paragraph of this section of the prospectus to address the CE Fund’s 80% policy and that the CE Fund will provide its shareholders with at least 60 days’ prior notice of any change with respect to the 80% policy.

Response No. 18:	The Registrant made the requested revision to the CE Fund’s disclosure in the Amendment.

Comment No. 19:	Please make conforming changes in the Funds’ Item 9 disclosure to changes made in response to the Staff’s Item 4 comments for each Fund.

Response No. 19:	The Registrant acknowledges this request and made conforming changes in response to the Staff’s comments throughout the Amendment.

Comment No. 20:	The disclosure of each Fund’s principal investment strategies and principal risks in response to Item 4 and Item 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Registrant’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding each Fund’s principal investment strategies.

March 27, 2024

Response No. 20:	The Registrant believes that providing a description of each Fund’s principal investment strategies and principal risks in response to both Items 4 and Item 9 provides relevant and useful disclosure to Fund shareholders and potential investors. Additionally, the Registrant believes the disclosure of each Fund is more detailed in Item 9 than in Item 4. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment No. 20(a):	The Staff notes that it disagrees with the Registrant’s interpretation of the Staff’s June 2014 IM Guidance Update 2014-08 and the Registrant’s response to Comment No, 20.

Response No. 20(a):	The Registrant acknowledges the Staff’s position.

Comment No. 21:	There is no discussion of emerging market securities in the Funds’ principal investment strategies or principal risks, but the SAI states that the AI Fund may invest in emerging market securities without limitation, and the CE Fund may invest up to 20% of its net assets in foreign securities. Please confirm supplementally to the Staff whether emerging market securities will be a principal investment strategy for either Fund and, if so, add Item 4 and Item 9 disclosure to the prospectus regarding such securities. The Staff notes that reserving the right to invest in emerging markets securities in the SAI does not permit either Fund to change its principal investment strategy regarding investments in emerging markets securities without first filing an amendment to the Fund’s registration statement.

Response No. 21:	Please refer to the response to Comment No. 7 with respect to the CE Fund. With respect to the AI Fund, while the AI Fund is permitted to invest up to 100% of its net assets in emerging market securities, the AI Fund does not intend for such investments to be part of its principal investment strategies. Therefore, the Registrant believes disclosure regarding emerging market securities is more appropriate in the AI Fund’s SAI and would be confusing to shareholders if it was included in the AI Fund’s Item 4 and Item 9 disclosure. The Registrant acknowledges the Staff’s position regarding the necessity of filing an amendment to the registration statement in the event that a Fund intends for emerging markets securities to become a part of its principal investment strategies.

Prospectus—Hypothetical Investment and Expense Information

Comment No. 22:	Please confirm supplementally to the Staff whether the hypothetical investment and expense examples will reflect each Fund’s higher expense ratio after the expiration of the fee waiver agreement.

Response No. 22:	The Registrant confirms that the hypothetical investment and expense examples reflect each Fund’s higher expense ratio after the expiration of the fee waiver agreement on December 31, 2025.

SAI

Comment No. 23:	In accordance with the requirements of Item 15 of Form N-1A, please disclose the date that each Fund was organized.

March 27, 2024

Response No. 23:	The Registrant confirms that the date each Fund was organized is included in the Amendment in the section of the SAI entitled “Organization”.

SAI—Investment Strategies and Policies—Cryptocurrencies

Comment No. 24:	Please do not refer to crypto assets as “cryptocurrency” or “digital currency” as they presently are not widely accepted as a medium of exchange.

Response No. 24:	The Registrant made the requested revision to the Funds’ disclosure in the Amendment.

Comment No. 25:	The disclosure states that “[s]ome issuers have begun to accept cryptocurrency for payment of services, use cryptocurrencies as reserve assets or invest in cryptocurrencies and, to the extent consistent with its fundamental investment restrictions, a Fund may invest in (i) securities of such issuers . . .” Please delete this first sentence regarding issuers accepting cryptocurrency for payment of services and revise (i) to state that a Fund may invest in securities of issuers that have begun to accept crypto assets for payment of services, use crypto assets as reserve assets, or invest in crypto assets.

Response No. 25:	The Registrant made the requested revisions to the Funds’ disclosure in the Amendment.

Comment No. 26:	The disclosure states that “a Fund may invest in . . . (iii) futures contracts based on crypto assets, . . . or (v) investment vehicles, such as exchange-traded funds (“ETFs”), that have indirect exposure to crypto assets by investing in the foregoing.” Please revise (iii) to state that a Fund may only invest in cash-settled, CME-traded bitcoin futures or ether futures and revise (v) to state that a Fund may only invest in U.S. registered ETFs or exchange traded products, that have indirect exposure to bitcoin or ether by investing in the foregoing. Please also disclose that the trading markets for crypto assets are fragmented and may be operating out of compliance with regulation.

Response No. 26:	The Registrant made the requested revisions to the Funds’ disclosure in the Amendment.

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Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Kirkland & Ellis LLP